Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of incorporation or organization
Summit Therapeutics Inc.	Massachusetts
Summit Therapeutics Limited	England and Wales
Summit (Oxford) Limited	England and Wales
Summit (Wales) Limited	England and Wales
Summit (Cambridge) Limited	England and Wales
Summit Discovery 1 Limited	England and Wales
Summit Corporation Employee Benefit Trust Company Limited	England and Wales
MuOx Limited	England and Wales